UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Foundation Medicine, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100

(CUSIP Number)

Kevin Gillis
Third Rock Ventures, LLC
29 Newbury Street, 3rd Floor, Boston, MA 02116
(617) 585-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 350465100	13D	Page 2 of 6 Pages

Schedule 13D

Item 1.    Security and Issuer.

This statement relates to the common stock, $0.0001 par value (the “Common Stock”) of Foundation Medicine, Inc. (the “Issuer”) having its principal executive office at 150 Second Street, Cambridge, MA 02141.

Item 2.    Identity and Background.

This statement is being filed by:

(a) Third Rock Ventures, L.P. (“TRV”);

(b) Third Rock Ventures GP, L.P. (“TRV GP”), which is the sole general partner of TRV; and TRV GP, LLC (“TRV LLC”), which is the sole general partner of TRV GP; and

(c) Mark J. Levin (“Levin”), Kevin Starr (“Starr”), and Dr. Robert I. Tepper (“Tepper” and together with Levin and Starr, the “Managers”).  The Managers are the managers of TRV LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is Third Rock Ventures, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

The principal business of TRV is to make, hold and dispose of equity and equity related investments in the life sciences, healthcare and medical device fields.  The principal business of TRV GP is to act as the sole general partner of TRV.  The principal business of TRV LLC is to act as the sole general partner of TRV GP.  The principal business of each of the Managers is to manage TRV LLC, TRV GP, TRV and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TRV and TRV GP are limited partnerships organized under the laws of the State of Delaware.  TRV LLC is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Not applicable.

Item 5.    Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to beneficially own five percent or more of the Common Stock of the Issuer.

CUSIP NO. 350465100	13D	Page 3 of 6 Pages

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 350465100	13D	Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 15th day of May, 2015.

THIRD ROCK VENTURES, L.P.

By:	THIRD ROCK VENTURES GP, L.P.
General Partner

By:	TRV GP, LLC
General Partner

By:                    *
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP, L.P.

By:	TRV GP, LLC
General Partner

By:                    *
Kevin Gillis
Chief Financial Officer

TRV GP, LLC

By:                      *
Kevin Gillis
Chief Financial Officer

*
Mark J. Levin

*
Kevin Starr

*
Dr. Robert I. Tepper

*By: /s/ Kevin Gillis
             Kevin Gillis
As attorney-in-fact

This Amendment No. 1 to Schedule 13D was executed by Kevin Gillis on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP NO. 350465100	13D	Page 5 of 6 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Foundation Medicine, Inc.

EXECUTED this 15th day of May, 2015.

THIRD ROCK VENTURES, L.P.

By:	THIRD ROCK VENTURES GP, L.P.
General Partner

By:	TRV GP, LLC
General Partner

By:                    *
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP, L.P.

By:	TRV GP, LLC
General Partner

By:                    *
Kevin Gillis
Chief Financial Officer

TRV GP, LLC

By:                      *
Kevin Gillis
Chief Financial Officer

*
Mark J. Levin

*
Kevin Starr

*
Dr. Robert I. Tepper

*By: /s/ Kevin Gillis
             Kevin Gillis
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Kevin Gillis on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP NO. 350465100	13D	Page 6 of 6 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Kevin Gillis his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 16th day of January, 2014.

/s/ Mark Levin
Mark Levin

/s/ Kevin P. Starr
Kevin P. Starr

/s/ Robert I. Tepper
Robert I. Tepper